The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03)5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

October 28, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

SIGNING OF A TRUST AGENT AGREEMENT WITH SUMITOMO MITSUI BANKING CORPORATION

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dlw 11/19

October 10, 2002

Mitsui Trust Financial Group
Mitsui Trust Holdings, Inc.
The Chuo Mitsui Trust and Banking Co., Ltd.
Mitsui Asset Trust and Banking Co., Ltd.

Signing of a Trust Agent Agreement with Sumitomo Mitsui Banking Corporation

The Chuo Mitsui Trust and Banking Co., Ltd. (president: Kiichiro Furusawa) and Mitsui Asset Trust and Banking Co., Ltd. (president: Kazuo Tanabe) today acquired the approval of the authorities as provided in Article 5 of the law concerning concurrent activities in trusts by financial institutions, and have decided to enter into a trust agent agreement with Sumitomo Mitsui Banking Corporation. This agreement will enable Mitsui Trust Financial Group to provide its high quality trust services to yet more customers.

1. Name and address of the party with whom the agreement is concluded:
   Sumitomo Mitsui Banking Corporation (president: Yoshifumi Nishikawa)
   1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo

2. Date on which the party commences trust agent operations:
   October 22, 2002

3. Trust agent operations to be handled by the party:
   (1) Operations to be handled in the capacity as trust agent for The Chuo Mitsui Trust and Banking
       Stock transfer agency services, real estate trust operations, real estate management trust operations
   (2) Operations to be handled in the capacity as trust agent for Mitsui Asset Trust and Banking
       Pension trust operations, securities trust operations (specified money trusts, money trusts other than specified money trusts, , individually operated designated money trusts, money fund trusts, specified general trusts, individually operated designated general trusts, securities administration trusts, retirement benefit trusts, investment trust), money claims in trusts

4. Offices handling trust agent operations (Sumitomo Mitsui Banking Corporation):
   Two offices: Head Office and Osaka Head Office

For inquiries concerning this matter:
Mitsui Trust Holdings, Inc.
Public Relations Group,
Planning and Coordination Department
Phone: 81-3-5232-8827